FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2021

Commission File Number: 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of Registrant’s Name into English)

El Trovador 4285,
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-3 (Registration Number: 333-254538) of Sociedad Química y Minera de Chile S.A. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit

8.1	Tax opinion of Claro y Cía.

8.2	Tax opinion of Winston & Strawn LLP.

23.1	Consent of Claro y Cía., contained in his opinion filed as Exhibit 8.1.

23.2	Consent of Winston & Strawn LLP, contained in its opinion filed as Exhibit 8.2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sociedad Química y Minera de Chile S.A.

By:	/s/ Gerardo Illanes
Name: Gerardo Illanes
Title: CFO

Date: March 26, 2021